Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 830-I dated March 25, 2008

Underlying supplement no. 100 dated January 28, 2008

Registration Statement no. 333-134553

Dated March 25, 2008

Rule 433

Preliminary Terms and Conditions, March 25, 2008

100% Principal Protected Barrier Notes

with Contingent Return Linked to the S&P 500® Index

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 830-I dated March 25, 2008, underlying supplement no. 100 dated January 28, 2008 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 830-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 830-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The 100% Principal Protected Barrier Notes with Contingent Return Linked to the S&P 500® Index (the “Notes”) provide 100% principal protection at maturity and potential returns based on the positive performance of the S&P 500® Index (the “Index”) unless the Index level is above the Index Barrier at any time during the Observation Period. If the Index level is more than 30.00% (which percentage we refer as the “Return Barrier”) above the Index Starting Level at any time during the Observation Period, at maturity you will receive your principal plus a return equal to the Fixed Return. If the Index level is never more than 30.00% above the Index Starting Level at any time during the Observation Period and the Index Return is positive, at maturity you will receive your principal plus a return equal to the Index Return multiplied by the Participation Rate. Otherwise, at maturity you will receive only your principal.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$[TBD]
Trade Date:	April [9], 2008‡
Settlement Date:	April [9], 2008‡
Final Valuation Date:	April [14], 2010‡††
Maturity Date:	April [14], 2010‡††
Term:	2 years
Index:	The S&P 500® Index (Ticker: SPX)
Principal Protection:	100% if held to maturity.
Payment at Maturity (per
$1,000 principal amount Note):	At maturity, you will receive a single cash payment, for each $1,000 principal amount Note, equal to: $1,000 + Additional Amount The Additional Amount may be equal to zero.
Additional Amount:

If the Index level is never above the Index Barrier at any time during the Observation Period and the Index Return is positive, you will receive a cash payment, for each $1,000 principal amount Note, equal to:

($1,000 × Index Return × Participation Rate)

If the Index level is above the Index Barrier at any time during the Observation Period, you will receive a cash payment, for each $1,000 principal amount Note, equal to:

($1,000 × Fixed Return)

If the Index level is never above the Index Barrier at any time during the Observation Period and the Index Return is zero or negative, you will receive a cash payment of $1,000 for each $1,000 principal amount Note at maturity.

Index Return:	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level:	The closing level of the Index on the Trade Date.
Index Ending Level:	The closing level of the Index on the Final Valuation Date.

Return Barrier:	30.00%
Index Barrier:	Index Starting Level × (1 + Return Barrier)
Participation Rate:	100%
Observation Period:	The period starting on, but excluding, the Trade Date and ending on, and including, the Final Valuation Date.
Fixed Return:	8.00% to 12.00%. The actual Fixed Return will be determined on the Trade Date. The Fixed Return will be equivalent to an annualized return of between approximately 4.00% and 6.00%.
CUSIP:	[TBD]
ISIN:	[TBD]

‡

Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.

†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 830-I.

Investing in the 100% Principal Protected Barrier Notes with Contingent Return Linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 830-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 830-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees of up to $10.00 per $1,000 principal amount, or 1.00%, and may use up to all of these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

March 25, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 830-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 830-I, underlying supplement no. 100, this term sheet, any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 830-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 830-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR® ) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 830-I dated March 25, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508064362/d424b2.htm

•	Underlying supplement no. 100 dated January 28, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508013371/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Diversification of Stocks Included in the S&P 500® Index: Your return on an investment in the Notes is linked to the performance of the Index. The Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “The S&P 500® Index” in the accompanying underlying supplement no. 100.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [    ]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note is $[    ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 830-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 830-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100 and “Risk Factors” in the MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may receive less than $1,000 per $1,000 principal amount of your Notes. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Market Risk: Amounts payable on the Notes will depend on (i) the Index Return and (ii) whether the level of the Index has risen above the Index Barrier at any time during the Observation Period. As a result, the market value of the Notes at any time during the term of the Notes will depend on (i) the then current Index level, (ii) the expected volatility of the Index and (iii) the historical performance of the Index from the beginning of the Observation Period. YOU WILL RECEIVE A RETURN EQUAL TO THE FIXED RETURN AT MATURITY IF THE INDEX LEVEL IS ABOVE THE INDEX BARRIER AT ANY TIME DURING THE OBSERVATION PERIOD.

•

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower return on your investment than you would receive by investing in any of the stocks underlying the Index or contracts related to the Index. If the Index Ending Level is equal to or below the Index Starting Level and the Index level has not risen above the Index Barrier at any time during the Observation Period, you will receive only the principal amount of your Notes at maturity.

•

The Return Barrier Limits Your Potential Return: The appreciation potential of the Notes is limited to the product of the Participation Rate and the Return Barrier of 30%, regardless of the performance of the Index. If at any time during the Observation Period the level of the Index is above the Index Barrier, you will receive a return equal to the Fixed Return at maturity.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase the Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $10.00 per $1,000 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are one of the companies that are represented in the Index, but we are not affiliated with any of the other companies whose stock is represented in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the Index, and none of those other companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index at any time, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 830-I.

•	Tax Treatment: You should consider the tax consequences of investing in the Notes and you should consult your own tax advisor about your own tax situation before investing in the Notes.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

Hypothetical Examples of Amounts Payable upon Maturity

The following examples and table illustrate the Payment at Maturity for a $1,000 Note on a hypothetical offering of the Notes, with the following assumptions:

Index Starting Level:	1,349.88*
Fixed Return:	10.00%*, which is the midpoint of the range of 8.00% - 12.00%
Index Barrier:	754.84, which is 30.00% above the Index Starting Level*

*	The actual Index Starting Level, Fixed Return and Index Barrier for the Notes will be set on the Trade Date.

		Index Level Never Rises Above the Index Barrier**		Index Level Rises Above the Index Barrier***
Hypothetical Index Ending Level	Hypothetical Index Return (%)	Hypothetical Payment at Maturity ($)	Hypothetical Notes Return (%)	Hypothetical Payment at Maturity ($)	Hypothetical Notes Return (%)
0.00	-100%	$1,000.00	0.00%	$1,100.00	10.00%
337.47	-75%	$1,000.00	0.00%	$1,100.00	10.00%
674.94	-50%	$1,000.00	0.00%	$1,100.00	10.00%
742.43	-45%	$1,000.00	0.00%	$1,100.00	10.00%
809.93	-40%	$1,000.00	0.00%	$1,100.00	10.00%
877.42	-35%	$1,000.00	0.00%	$1,100.00	10.00%
944.92	-30%	$1,000.00	0.00%	$1,100.00	10.00%
1,012.41	-25%	$1,000.00	0.00%	$1,100.00	10.00%
1,079.90	-20%	$1,000.00	0.00%	$1,100.00	10.00%
1,147.40	-15%	$1,000.00	0.00%	$1,100.00	10.00%
1,214.89	-10%	$1,000.00	0.00%	$1,100.00	10.00%
1,282.39	-5%	$1,000.00	0.00%	$1,100.00	10.00%
1,349.88	0%	$1,000.00	0.00%	$1,100.00	10.00%
1,417.37	5%	$1,050.00	5.00%	$1,100.00	10.00%
1,484.87	10%	$1,100.00	10.00%	$1,100.00	10.00%
1,552.36	15%	$1,150.00	15.00%	$1,100.00	10.00%
1,619.86	20%	$1,200.00	20.00%	$1,100.00	10.00%
1,687.35	25%	$1,250.00	25.00%	$1,100.00	10.00%
1,754.84	30%	$1,300.00	30.00%	$1,100.00	10.00%
1,822.34	35%	N/A	N/A	$1,100.00	10.00%
1,889.83	40%	N/A	N/A	$1,100.00	10.00%
1,957.33	45%	N/A	N/A	$1,100.00	10.00%
2,024.82	50%	N/A	N/A	$1,100.00	10.00%

**	Calculation assumes that the Index level never rises above the Index Barrier at any time during the Observation Period.
***	Calculation assumes that the Index level rises above the Index Barrier at least once during the Observation Period.

Example 1: During the Observation Period, the Index level rises above the Index Barrier. You will receive a Payment at Maturity of $1,100.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100.00

Example 2: During the Observation Period, the Index never rises above the Index Barrier and the Index Ending Level is 5% above the Index Starting Level. You will receive a Payment at Maturity of $1,050.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 5% × 100%) = $1,050.00

Example 3: During the Observation Period, the Index never rises above the Index Barrier and the Index Ending Level is 15% above the Index Starting Level. You will receive a Payment at Maturity of $1,150.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 15% × 100%) = $1,150.00

Example 4: During the Observation Period, the Index never rises above the Index Barrier and the Index Ending Level is 10% below the Index Starting Level. You will receive a Payment at Maturity of $1,000.00 per $1,000 principal amount Note (a zero return).

Historical Information

The following graph sets forth the daily historical performance of the Index from March 24, 2003 through March 24, 2008. The closing level of the Index on March 24, 2008 was 1,349.88.

We obtained the closing levels of the Index below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance of the Index or what the value of the Notes may be, and no assurance can be given as to the closing level of the Index on the Final Valuation Date. Fluctuations in the Index levels make it difficult to predict whether an Additional Amount will be payable at maturity. We cannot give you assurance that the performance of the Index will result in a Payment at Maturity in excess of the principal amount.

*	The actual Index Barrier will be set on the Trade Date.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the Notes, up to $[    ] additional aggregate principal amount of Notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional Notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $[    ], $[    ] and $[    ], respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.